Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2008

Mr. Darrell Elliott
Interim Chief Executive Officer
ViRexx Medical Corp.
8223 Roper Road NW
Edmonton, Alberta, Canada T6E 6S4

Re: ViRexx Medical Corp.
Form 20-F for the Year Ended December 31, 2007
Filed April 1, 2008
File No. 001-32608

Dear Mr. Elliott:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your Form 20-F in response to comment one. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In comment two, we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – December 31, 2007

Consolidated Financial Statements, page F-1

1. Please obtain and include in your amended Form 20-F the audit report covering the two-year period ended December 31, 2006.

Consolidated Statements of Cash Flows, page F-8

2. Please tell us why you continue to classify 2006 and 2005 short-term investment cash flows, which, in 2007, you determined to be trading in nature, as investment activities. Reference supporting Canadian and US literature.

*   *   *   *

Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Mr. Darrell Elliott
ViRexx Medical Corp.
June 13, 2008
Page 3

      Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief Accountant